UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-10857
THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
470 Wheelers Farms Road
Milford, CT 06461
(Full name and address of plan)
THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018
(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)
Copies of all communication to:
The Warnaco Group, Inc.
Attention: Senior Vice President and General Counsel
501 Seventh Avenue 11th Floor
New York, New York 10018

INTRODUCTION
The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION
FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements: These documents are listed in the Index to Financial Statements.
(b)	Exhibits:
Consent of Independent Registered Public Accounting Firm

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	F-3

Notes to Financial Statements as of December 31, 2010 and 2009 and for the Year Ended December 31, 2010	F4 - F19

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010	F-20

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-21

INDEX TO EXHIBIT	F-22

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York
We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 24, 2011

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
(Dollars in thousands)

	2010	2009
ASSETS:
Investments — at fair value:
Participant-directed investments	$73,110	$62,739

Total investments	73,110	62,739

Receivables:
Employer contributions	1,674	1,825
Notes receivable from participants	1,054	729
Participant contributions	313	146
Accrued investment income	28	28
Other receivable	5	80

Total receivables	3,074	2,808

Total assets	76,184	65,547

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	76,184	65,547

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	30	867

NET ASSETS AVAILABLE FOR BENEFITS	$76,214	$66,414

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in thousands)

ADDITIONS:
Contributions:
Participant contributions	$5,288
Rollover contributions	795
Employer contributions	3,513

Total contributions	9,596

Investment income:
Net appreciation in fair value of investments	6,569
Dividends	960
Interest	303
Other income	25

Net investment income	7,857

Interest income on notes receivable from participants	46

DEDUCTIONS:
Benefit payments to participants	7,586
Administrative expenses	74
Miscellaneous expenses	39

Total deductions	7,699

INCREASE IN NET ASSETS	9,800

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	66,414

End of year	$76,214

See notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
1. DESCRIPTION OF THE PLAN
The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”). The Plan Year covers the period from January 1 to December 31.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan, which covers most domestic non-union employees and certain employees party to collective bargaining agreements with the Company who, for the years beginning before January 1, 2009 have attained age 21, and have completed 30 days of service, or for Plan Years beginning on or after January 1, 2009, have completed 30 days of service, in each case, as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The Administrative Committee, which is appointed by the Board of Directors of the Company and serves without compensation, is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch Trust Company, FSB (“Merrill Lynch”) serves as trustee and administrative service provider to the Plan. Merrill Lynch also serves as an investment manager.
Contributions — The Plan, as amended, provides that new participants, who are eligible, are automatically enrolled in the Plan and have 3% contributed from their eligible compensation (as defined in the Plan document, as amended), unless they make an election otherwise during the first 30 days of eligibility to either elect out of the contribution or elect to contribute a different amount in 1% increments. Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 75%) of their eligible compensation to the Plan. Highly compensated employees, as defined by ERISA, are limited to 7% pre-tax and 1% after-tax contributions. The Company matches contributions to the Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $16,500 in 2010 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $5,500 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.
Employees who are eligible for the Plan (whether or not they actually contribute) and who are employed by the Company on the last business day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also eligible for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion. As of December 31, 2010 and 2009, the Plan had a receivable from the Company of $1,548,000 and $1,765,000, respectively, related to such profit sharing feature and a receivable from the Company of $126,000 and $60,000, respectively, related to the Company match.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions (may include both before-tax and after-tax contributions), the Company’s matching contribution, allocations of the Company’s discretionary contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments — Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan offers common collective trusts, investment contracts, mutual funds and the Company’s common stock (“Warnaco Common Stock”) as investment options to participants (see Note 4 — Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 1% of the participant’s fund balance. Participants that do not make an investment election will have all contributions to their account allocated to a predetermined combination of fund investments.
Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period. Amounts in the Company matching and profit sharing account of an active participant who attains age 65, dies or suffers a total and permanent disability will be fully vested.
Retirement Age — Normal retirement age is 65.
Participant Loans — The Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. One new loan of each type (general purposes or residential) may be initiated once every three years. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% as of the date of borrowing, as determined on a uniform basis by the Administrative and Investment Committee. Interest rates were 4.25% for loans established during the Plan year ended December 31, 2010. As of December 31, 2010, for all loans outstanding, the interest rates ranged from 4.25% to 9.25%. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.
Payment of Benefits — Upon termination of service, total and permanent disability or retirement, vested benefits due to the participants will be paid, at the option of participants, in either a lump sum or in installments over 5, 10 or 15 years. Upon death, vested benefits of participants will be paid to beneficiaries in a lump sum. The Plan also allows for hardship and in-service withdrawals under certain circumstances.
Forfeited Accounts — As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Plan expenses and may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2010, forfeited nonvested accounts of approximately $61,000 were used to pay administrative expenses and $178,000 was used to fund Company contributions to the Plan. The balance in the forfeiture account as of December 31, 2010 and 2009 was approximately $271,000 and $227,000, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Voluntary Correction Program — During 2007, the Sponsor identified certain changes to the operation and administration of the Plan that had been made prior to January 1, 2007 but for which the Plan had not been amended. As of December 31, 2010, the Sponsor was continuing the process of preparing a Voluntary Correction Program Submission (the “Submission”) with the Internal Revenue Service, which details these failures and proposes to amend the Plan to bring it into compliance with its administrative practices. The Sponsor expects to file the Submission in the third quarter of 2011.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan provides for various investment options including common collective trusts, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is at least reasonably possible that changes in the values of investment securities will occur and such changes could materially affect the amounts reported in the financial statements. (See Note 4 — Investments).
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common collective trusts that invest in guaranteed investment contracts (“GIC’s”) are stated at fair value and then adjusted to contract value. Fair values of the trusts are the net asset value of its underlying investments, and contract value is principal plus accrued interest. Investments in common collective trusts that do not invest in GIC’s are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan also has an investment in an investment contract with an insurance company which is more fully described below (see Note 5 — Investment Contract with Insurance Company).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Valuation of Investment Contract — The Plan’s investment contract with MetLife Insurance Company is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The adjustments from fair market value to contract value were an increase of approximately $30,000 and $75,000 at December 31, 2010 and 2009, respectively (see Note 5 — Investment Contract with Insurance Company).

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses — Expenses of the Plan are paid by either the Plan or the Plan’s Sponsor, as provided in the Plan document. These expenses include recordkeeping services provided by the trustee, which are allocated to each participant’s account and professional services which are paid out of the forfeiture account (see Note 1 — Description of the Plan). Accrued administrative expenses, if any, are shown as a separate line item in the Statements of Net Assets Available for Benefits and administrative expenses for the year ended December 31, 2010 are shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits.
Payment of Benefits — Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid were $54,000 at December 31, 2010 and $19,000 at December 31, 2009.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were available to be issued (see Note 6 and Note 11).
Standards Adopted — Accounting Standards Update 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”) — In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The adoption in 2010 did not materially affect, and the future adoption is not expected to materially affect, the Plan’s financial statements.
Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as notes receivable rather than plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
3. FAIR VALUE MEASUREMENTS
ASC 820 Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and December 31, 2009.

	Fair Value Measurements
	at December 31, 2010
	(Dollars in thousands)
	Level 1	Level 2		Level 3		Total
Mutual Funds
Small Cap	$4,911	$		$		$4,911
Mid Cap	5,642					5,642
Large Cap	11,311					11,311
International	15,135					15,135
Fixed Income Funds	5,713					5,713
US Government Securities	1,714					1,714

Total Mutual Funds	44,426		—		—	44,426

Guaranteed Investment Contracts					4,039	4,039
Common Collective Trusts
Merrill Lynch Retirement Preservation Trust			11,491			11,491
Merrill Lynch Index Trust			11,891			11,891
Warnaco Group Inc. common stock fund	1,230					1,230
Money Market fund	33					33

	$45,689		$23,382		$4,039	$73,110

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

	Fair Value Measurements
	at December 31, 2009
	(Dollars in thousands)
	Level 1	Level 2		Level 3		Total
Mutual Funds
Small Cap	$3,314	$		$		$3,314
Mid Cap	4,292					4,292
Large Cap	8,877					8,877
International	13,533					13,533
Fixed Income Funds	4,405					4,405
US Government Securities	1,264					1,264

Total Mutual Funds	35,685		—		—	35,685

Guaranteed Investment Contracts					4,808	4,808
Common Collective Trusts
Merrill Lynch Retirement Preservation Trust			10,889			10,889
Merrill Lynch Equity Index Trust			10,412			10,412
Warnaco Group Inc. common stock fund	934					934
Money Market fund	11					11

	$36,630		$21,301		$4,808	$62,739

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Guaranteed Investment
Contract

Beginning balance — January 1, 2010	$4,808
Unrealized gains — included in changes in net assets	45
Interest Earned	186
Purchases, issuances and settlements (net)	(1,000)

Ending balance — December 31, 2010	$4,039

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held
at the reporting date	$45

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
(Dollars in thousands)
Guaranteed Investment
Contract

Beginning balance — January 1, 2009	$5,484
Unrealized gains — included in changes in net assets	18
Interest Earned	206
Purchases, issuances and settlements (net)	(900)

Ending balance — December 31, 2009	$4,808

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held
at the reporting date	$18

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
The following table sets forth a summary of the Plan’s investments with a reported net asset value (“NAV”) at December 31, 2010 and 2009.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2010
		Unfunded	Redemption	Other Redemption	Redemption Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Merrill Lynch Retirement Preservation Trust (a)	$11,491	$—	immediate	none	none
Merrill Lynch Equity Index Trust I (b)	11,891	—	immediate	none	none

	$23,382	$—

*	The fair values of the investments have been estimated using the net asset value of the investments.

(a)	This is a collective trust which seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds and similar to short or intermediate term bond funds.

(b)	This Trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or match the performance of the Standard & Poor’s 500 composite Stock Price Index (S&P 500 Index).

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2009
		Unfunded	Redemption	Other Redemption	Redemption Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Merrill Lynch Retirement Preservation Trust (a)	$10,889	$—	immediate	none	none
Merrill Lynch Equity Index Trust I (b)	10,412	—	immediate	none	none

	$21,301	$—

*	The fair values of the investments have been estimated using the net asset value of the investments.

(a)	This is a collective trust which seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money-market funds and similar to short or intermediate term bond funds. The trust invests primarily in a broadly diversified portfolio of GIC’s. The fund also invests in high-quality money-market securities.

(b)	This trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or match the performance of the Standard & Poor’s 500 composite Stock Price Index (S&P 500 Index).

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
4. INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
	(Dollars in thousands)
Guaranteed Investment Contract:
MetLife Inc. Investment Contract — GR-80511 4,068,998 and 4,883,138 shares, respectively (1)	$4,039	$4,808
Common Collective Trusts:
Merrill Lynch Equity Index Trust 115,547 and 116,059 shares, respectively	11,891	10,412
Merrill Lynch Retirement Preservation Trust 11,491,163 and 11,681,099 shares, respectively (2)	11,491	10,889
Mutual Funds:
American Europacific GR FD R5 103,118 and 94,033 shares, respectively	4,260	3,600
BlackRock Capital Appr Instl 307,098 and 0 shares, respectively (4)	7,303	—
BlackRock Fundamental Growth 0 and 304,421 shares, respectively (5)	—	6,052
BlackRock Global Allocation Fund 420,792 and 453,477 shares, respectively	8,205	8,144
Columbia Small Cap Value Fund 323,840 and 283,699 shares, respectively (3)	4,456	3,118
Eaton Vance Large Cap Value Fund 219,361 and 168,370 shares, respectively (3)	4,008	2,825
PIMCO Total Return Port. Instl 526,521 and 407,881 shares, respectively	5,713	4,405

(1)	Stated at fair value. Contract value of such investment was $4,069 and $4,883 at December 31, 2010 and 2009, respectively.

(2)	Stated at fair value. Contract value of such investment was $11,681 at December 31, 2009. For December 31, 2010 stated at fair value only. (See F-12).

(3)	Investment not greater than 5% or more of the Plan’s assets at December 31, 2009.

(4)	Investment not owned at December 31, 2009.

(5)	Investment not owned at December 31, 2010.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
(Dollars in thousands)
Net appreciation in fair value of investments:
Common Collective Trusts	$1,538
The Warnaco Group, Inc. common stock	345
Mutual funds:
American Europacific GR FD R5	328
Blackrock Capital Appr Instl	1,209
Blackrock Small CP GR INST	84
Blackrock Global Allocation Fund	632
Columbia Small Cap Value Fund	888
Eaton Vance Large Cap Value	334
Federated Government Income	15
Prudential Jennison Mid Cap Growth CL Z	47
Nuveen Tradewinds Intl CL I	261
Oppenheimer Small & Mid Cap VA	409
PIMCO Total Return Port. Instl	(25)
Victory Special Value Fund CL	504

Net appreciation in fair value of investments:	$6,569

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive GIC with MetLife Insurance Company (“MetLife”). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Limitations on the Ability of the GIC to Transact at Contract Value:
Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include (1) pre-mature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Plan management believes that the occurrence of any such value event that would cause the Plan to transact at less than contract value is not probable. MetLife may not terminate the contract at any amount less than contract value.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Average Yields
MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate for 2010 is 4.25%.

2010
Average yields:
Based on annualized earnings (1)	4.60%
Based on interest rate credited to participants (2)	4.60%

(1)	Computed by dividing the annual actual aggregrate earnings of the contract by the fair value of the outstanding investments on the last day of the Plan Year.

(2)	Computed by dividing the annual actual earnings credited to particpants by the fair value of the outstanding investments on the last day of the Plan Year.
The Plan considers the credit and other risks associated with the MetLife investment contract to be minimal, and therefore have not provided any reserves against contract value. The MetLife contract matures December 31, 2025.
Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Plan.
6. COMMON COLLECTIVE TRUSTS
For the year 2009, the Merrill Lynch Retirement Preservation Trust (“RPT”) is the only common collective trust of the Plan that consists of funds that invest primarily in fully benefit-responsive traditional guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The RPT investments in GIC’s are all with AAA-rated insurance companies, banks and trust companies. Synthetic GIC’s are contracts consisting of a combination of a portfolio of securities plus a wrapper contract issued by a financially-responsible third party (usually, a financial institution). In a synthetic GIC, the underlying investments are owned by the fund.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value:
The existence of certain conditions can limit the RPT’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: partial or complete legal termination of the Trust or a unit holder, tax disqualification, withdrawal of a plan sponsor, and certain Trust amendments if issuers’ consent is not obtained.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
Effective October 6, 2010 the RPT, with the approval of its trustees, approved a resolution to terminate the trust and commence liquidation of its assets. Following this action, the RPT eliminated all its investments in GIC’s and thus no adjustment from fair value to contract value related to the RPT was required as of December 31, 2010.
Effective February 1, 2011, the Plan removed, as an investment choice, the RPT following the decision by Merrill Lynch to discontinue the RPT. The Invesco Stable Value Retirement Fund (“ISV”) replaced the RPT. Any investments in the RPT, either current balances or future contribution elections, were transferred to the ISV after the close of business on January 31, 2011.
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Merrill Lynch, the trustee as defined by the Plan, manages the assets of the Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Plan incurred fees for Merrill Lynch recordkeeping services of approximately $8,000 which were paid or payable to the trustee for the year ended December 31, 2010. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
BlackRock Inc. is considered a party-in-interest as a result of its relationship with Merrill Lynch.
As of December 31, 2010 and 2009, the Plan held 22,334 shares and 22,128 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair value of approximately $1,230,000 and $934,000, respectively.
Certain officers and employees of the Company (who may also be participants in the Plan) perform certain administrative, record keeping, accounting and financial reporting services on behalf of the Plan. The Company pays these individuals’ salaries and also pays certain other administrative expenses on behalf of the Plan. The Plan sponsor believes that these transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.
8. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.
9. FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$76,214	$66,414
Adjustment from contract value to fair value for common collective trusts	—	(792)
Amounts allocated to withdrawing participants	(54)	(19)

Net assets per the Form 5500	$76,160	$65,603

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$7,586
Add: Amounts allocated to withdrawing participants at December 31, 2010	54
Less: Amounts allocated to withdrawing participants at December 31, 2009	(19)

Benefits paid to participants per Form 5500	$7,621

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2010 to Form 5500 (in thousands):

Increase in net assets per the financial statements	$9,800
Plus: Adjustment to benefits paid to participants 2010	(54)
Less: Adjustment to benefits paid to participants 2009	19
Plus: Adjustment from contract value to fair value for common collective trusts 2009	792
Less: Adjustment from contract value to fair value for common collective trusts 2010	—

Net income (loss) per Form 5500	$10,557

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010
11. SUBSEQUENT EVENTS
Effective February 1, 2011 there were limits placed on the amount of Warnaco Common Stock a participant could hold in his or her Plan account. Participants would not be able to direct more than 25% of their new contributions into the stock or be permitted to transfer balances from other funds into Warnaco Common Stock that would result in a holding of more than 25% of their account balance in the stock. If more than 25% of the of the participants account balance was currently held in Warnaco Common Stock, or the participant was currently directing more than 25% of their contributions to the stock, they would be permitted to retain that balance and contribution election.
* * * * * * *

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739
PN: 020
FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

(a)	(b)	(c)	(d)			(e)
	Identity of Issue	Description of Investment	Cost		Shares	Current Value

	MetLife, Inc. Investment Contract	Guaranteed Investment Contract No.
		GR-80511 - 4.25% Matures 12/31/2025	*	*	4,068,998	$4,038,713
*	Merrill Lynch Equity Index Trust	Common Collective Trust	*	*	115,547	11,890,979
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	*	*	11,491,163	11,491,163

	Total Investment Contracts and Commom Collective Trusts					27,420,855

*	Merrill Lynch Government Fund	Mutual Funds	*	*	224,348	220,027
	American Europacific GR FD R5	Mutual Funds	*	*	103,118	4,259,805
*	BlackRock Capital Appr Instl	Mutual Funds	*	*	307,098	7,302,790
*	BlackRock Global Allocation Fund	Mutual Funds	*	*	420,792	8,205,445
*	BlackRock Small CP Gr Inst	Mutual Funds	*	*	18,972	455,514
	Columbia Small Cap Value Fund	Mutual Funds	*	*	323,840	4,456,036
	Eaton Vance Large Cap Value Fund A	Mutual Funds	*	*	219,361	4,007,734
	Federated Government Income	Mutual Funds	*	*	165,996	1,493,965
	Prudential Jennison Mid Cap Growth CL Z	Mutual Funds	*	*	9,209	261,169
	Nuveen Tradewinds Intl CL I	Mutual Funds	*	*	102,064	2,671,019
	Oppenheimer Small & Mid Cap Va	Mutual Funds	*	*	69,858	2,288,564
	PIMCO Total Return Port. Instl	Mutual Funds	*	*	526,501	5,712,537
	Victory Special Value Fund CL A	Mutual Funds	*	*	189,564	3,091,782

	Total Mutual Funds					44,426,387

*	The Warnaco Group, Inc. Common Stock	Common Stock	*	*	22,334	1,229,922
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	*	*		33,335

	Total Warnaco Group Inc Common Stock and Cash/Money Market					1,263,257

*	Participant Loans receivable	Participant loans with interest rates ranging from 4.25% to 9.25%, maturing between 2011 and 2025	*	*		1,053,655

	Total Investments ***					$74,164,154

*	Party-in-interest

**	Cost information is not required for participant directed investments and is therefore not included

***	Total investments per the Statement of Net Assets Available for Benefits excludes Notes Receivable from participants in accordance with ASU No.2010-25. See Note 2.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2010 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
Date: June 24, 2011	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer of The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm